Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following is a description of the common stock of Marlin Business Services Corp. (the “Company”, “we” or “our”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

General

We are incorporated in the Commonwealth of Pennsylvania and the rights of our shareholders are generally covered by our Amended and Restated Articles of Incorporation (the “Articles”), our Amended and Restated Bylaws (the “Bylaws”) and the applicable provisions of the Pennsylvania Business Corporation Law (“PBCL”).

This description of our common stock is qualified by, and should be read in conjunction with, the Articles and the Bylaws, both of which are exhibits to the Annual Report on Form 10-K of which this exhibit forms a part, as well as the applicable provisions of the PBCL.

Authorized Capital Stock

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. All outstanding shares of common stock are fully paid and non-assessable.

Description of Common Stock

Voting Rights.

Each holder of record of common stock is entitled to one vote for each share of common stock standing in the holder’s name on the books of the Company. The holders of common stock vote together as a single class on all matters submitted to shareholders for a vote. The holders of the common stock elect the directors in the manner prescribed by the Bylaws. The holders of common stock do not have cumulative voting rights.

Dividends and Other Distributions.

Subject to the prior rights and preferences, if any, applicable to shares of the preferred stock, the holders of common stock are entitled to participate in such dividends, whether in cash, stock or otherwise, as may be declared by the Board of Directors from time to time out of funds of the Company legally available therefor.

Liquidation Rights.

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, after all creditors of the Company have been paid in full and after payment of all sums payable in respect of preferred stock, if any, the holders of the common stock are entitled to share ratably on a share-for-share basis in all distributions of assets pursuant to such voluntary or involuntary liquidation, dissolution, or winding-up of the Company.

Other Rights.

Holders of our common stock do not have any conversion, redemption, sinking fund or preemptive rights.

Certain Provisions of Our Articles and Bylaws

Certain provisions our Articles and Bylaws may make it more difficult for third parties to acquire control of us. These provisions, described below, are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of the Company to first negotiate with the Board of Directors.

“Blank Check” Preferred Stock.

The Board of Directors may establish the rights of, and to issue, substantial amounts of preferred stock without shareholder approval, which may have the effect of discouraging, delaying or preventing a change in control. Such preferred stock, among other things, may be used to create voting impediments with respect to any changes in control or to dilute the stock ownership of holders of common stock seeking to obtain control.

Calling of Special Meetings.

Subject to the rights of holders of any class or series of preferred stock, special meetings of the shareholders may only be called by the Board of Directors, the Chairman of the Board of Directors, if there be one, or the Chief Executive Officer of the Company.

Authority to Fill Board of Directors Vacancies.

Any vacancies on the Board of Directors, including vacancies resulting from an increase in the number of Directors, shall be filled by a majority vote of the members of the Board of Directors then in office, and each person so selected shall be a director to serve for the balance of the unexpired term.

Advance Notification of Stockholder Nominations.

Nominations for the election of directors must be (a) made by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) made by any shareholder of the Company (i) who is a shareholder of record on the date of the giving of the notice provided for in the Bylaws and on the record date for the determination of shareholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in the Bylaws, or (c) made by a qualifying stockholder or group of stockholders that satisfy the requirements of Section 2-15 of the Bylaws.

For a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Company. To be timely, a shareholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Company (a) in the case of an annual meeting, not less than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. Public disclosure shall include, but not be limited to, information contained in a document publicly filed by the Company with the Securities and Exchange Commission under Section 13, 14 or 15(d) of the Exchange Act.

Anti-Takeover Statutes

We are governed by a set of interrelated provisions of the PBCL which are designed to support the validity of actions taken by the Board of Directors in response to takeover bids. These provisions may have the effect of making more difficult and thereby discouraging attempts to acquire control of our Company in a transaction that the Board of Directors determines not to be in the best interests of the Company.

Transactions with Interested Shareholders. We are subject to Section 2538 of Subchapter D of Chapter 25 of the PBCL, which requires certain transactions with an “interested shareholder” to be approved by a majority of disinterested shareholders. Section 2538 defines “interested shareholder” generally to include any shareholder who is a party to the transaction or who is treated differently than other shareholders and affiliates of the Company.

Fair Value Acquisitions Statute. We are subject to Subchapter E of Chapter 25 of the PBCL, which requires a person, or group of persons acting in concert, who acquires 20% or more of the voting shares of the Company to offer to purchase the shares of any other shareholder at “fair value” (determined as provided in Section 2547 of the PBCL).

Affiliated Transactions Statute. We are subject to Subchapter F of Chapter 25 of the PBCL, which effectively prohibits business combinations involving the Company and an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless either the business combination or the interested shareholder’s acquisition of 20% of the outstanding voting stock is approved by the Board of Directors, in each case, prior to the date on which the shareholder first became an interested shareholder, or the business combination is approved by a specified vote of shareholders. “Interested shareholder” is defined generally as any beneficial owner of at least 20% of our outstanding voting stock.

Control-Share Acquisitions. We are subject to Subchapter G of Chapter 25 of the PBCL, which provides that, in general, Subchapter G of Chapter 25 of the PBCL suspends the voting rights of the “control shares” of a shareholder that acquires for the first time 20% or more, 33 1/3% or more, or 50% or more of the Company’s shares entitled to be voted in an election of directors. The voting rights of the control shares generally remain suspended until such time as the “disinterested” shareholders of the Company vote to restore the voting power of the acquiring shareholder.

Disgorgement. We are subject to Subchapter H of Chapter 25 of the PBCL, which provides in certain circumstances for the recovery by the Company of profits made upon the sale of its common stock by a “controlling person or group” if the sale occurs within 18 months after the controlling person or group became such and the common stock was acquired during such 18 month period or within 24 months before such period. In general, for purposes of Subchapter H of Chapter 25 of the PBCL, a “controlling person or group” is a person or group that has acquired, offered to acquire, or publicly disclosed or caused to be disclosed an intention to acquire voting power over shares that would entitle such person or group to cast at least 20% of the votes that shareholders of the Company would be entitled to cast in the election of directors.

Limitation of Liability; Indemnification

The Articles contain certain provisions permitted under the PBCL relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages for any action taken or any failure to take action unless such director has breached or failed to perform the duties of his or her office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The Bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by the PBCL. In addition, the Bylaws provide that expenses incurred in good faith by a director or officer in defending a legal proceeding must be paid in advance by us prior to final disposition of the proceeding upon an undertaking by or on behalf of the director or officer to repay such amounts if it is ultimately determined that such person is not entitled to be indemnified by us.

Listing of Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol “MRLN”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

3